List of Subsidiaries:

Green Forest Management Consulting Inc.

Mao Ren International Inc.

Da Ren International Development Inc.

XO Experience Inc.

AHI Film Inc.

AHI Records Inc.

San Lotus Holding Inc. registered in British Virgin Islands